UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Item 4. FINANCIAL STATEMENTS AND EXHIBITS

a) The following Plan financial statements, schedules and reports are attached hereto:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits at December 31, 2014 and 2013

    Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013

    Notes to Financial Statements

    Supplemental Schedule

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
Univest Corporation of Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 29, 2015

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2014	2013
Assets:
Investments, at fair value	$38,339,810	$36,626,268
Contributions receivable	63,119	70,617
Note receivable from participant	18,119	—
Interest and dividends receivable	44,514	48,682
Total assets	38,465,562	36,745,567

Liabilities:
Excess contributions payable	57,241	30,295
Net assets available for benefits, at fair value	$38,408,321	$36,715,272
Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit-responsive investment contract	(11,601)	(7,769)
Net assets available for benefits	$38,396,720	$36,707,503

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2014	2013
Additions:
Investment income:
Interest and other	$100	$119
Dividends	207,412	233,105
Net appreciation in fair value of investments	1,798,393	5,917,116
Total investment income	2,005,905	6,150,340

Interest income on note receivable from participant	725	—

Contributions:
Employer	829,684	772,124
Participants	2,365,998	2,076,394
Rollovers	565,966	522,190
Total contributions	3,761,648	3,370,708

Total additions	5,768,278	9,521,048
Deductions:
Benefits paid directly to participants	4,079,061	3,907,811
Total deductions	4,079,061	3,907,811
Net increase in net assets available for benefits	1,689,217	5,613,237

Net assets available for benefits:
Beginning of year	36,707,503	31,094,266
End of year	$38,396,720	$36,707,503

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)    Description of Plan

The following description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
(a) General
The Plan is a deferred salary savings plan established on June 23,1982 and restated effective January 1, 2008, covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer or Plan Sponsor) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the Board of Directors of the Corporation under a written plan and trust agreement between the Employer and the Trustee. The Trustee refers to members of the Board of Directors who are trustees of the Plan and trust and are collectively referred to as the Trustee. The Trustee has appointed Univest Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.
(b) Plan Amendment
Effective January 1, 2014, the Plan was amended for the following provisions: (i) a participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for eligibility purposes and for vesting of the Employer’s matching contributions, (ii) in the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification.
(c)    Contributions
Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2014 of $17,500 if under age 50 and $23,000 if age 50 or over. Under the Roth 401(k) contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.
The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the Plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s Board of Directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).
(d) Investment Options
Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, a registered investment company bond fund and pooled separate accounts with John Hancock Life Insurance Company (U.S.A.) (John Hancock). New participants do not have the option to invest in the Corporation’s common stock or the registered investment company bond fund.
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution and (b) Plan earnings (losses).

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(f) Vesting
Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.
Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period. Effective January 1, 2014, a participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for vesting of the Employer’s matching contributions.
(g) Payment of Benefits
The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70½.
(h) Notes Receivable from Participants
Loans to participants from the Plan are not permitted; however, effective January 1, 2014, in the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification. The loans are secured by the balance in the participant's account. Principal and interest payments are paid ratably through payroll deductions and are added to the participant's account balance. During the Plan year ended December 31, 2014, one participant rolled-over an existing loan balance of$23,599 from their retirement plan with Girard Partners, an entity which was acquired by the Employer with an effective date of January 1, 2014.
(i) Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
(j) Excess Contributions
Excess contributions primarily represent salary deferrals withheld from participants in excess of the IRC limitations. These amounts are refunded to participants subsequent to year-end. Excess contributions during 2014 were recorded as a liability, with a corresponding reduction to contributions, and were refunded to participants in March 2015.
(k) Forfeited Accounts
Forfeitures of terminated participants’ nonvested accounts are used to reduce employer contributions. During 2014 and 2013, the Corporation used forfeited amounts to reduce employer contributions by $41,540 and $16,244, respectively. At December 31, 2014 and 2013, forfeited nonvested accounts that were not used to reduce employer contributions totaled $0 and $7,368, respectively.

(2)    Summary of Accounting Policies

(a) Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
(b) Investment Valuation and Income Recognition
Investments are stated at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the interest in the stable value fund relating to the fully benefit-responsive investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis for the stable value fund. Contract value equals principal balance plus accrued interest. The stable value fund represents participation units, held in a pooled separate account, of a collective investment trust for which the net asset value (NAV) is based on the market value of the underlying investments.
The underlying securities in each pooled separate account are listed on national securities exchanges and valued on the basis of year-end closing prices. Securities traded in the over-the-counter market are valued at the closing price on the last business day of the year. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
(c) Notes Receivable from Participants
Notes receivable from participants are recorded at the unpaid principal balance plus any accrued but unpaid interest.
(d) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(e) Expenses
The Corporation pays the costs of trust and other administrative services of the Plan.
(f) Payment of Benefits
Benefit payments to participants are recorded when paid.
(g) Recent Accounting Pronouncements
There were no recent accounting pronouncements applicable to the Plan.
(3)    Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2014 and 2013 are indicated below. The December 31, 2013 balance reported for the John Hancock Blue Chip Growth Fund did not represent 5% or more of the fair value of the Plan's net assets as of December 31, 2013 but was shown for comparison purposes.

	At December 31,
	2014	2013
Univest Corporation of Pennsylvania common stock	$3,917,533	$4,515,478
John Hancock Lifestyle Growth - Active Strategies	5,491,509	4,771,513
John Hancock Lifestyle Balanced - Active Strategies	4,287,471	4,593,581
John Hancock Blue Chip Growth Fund	1,931,145	1,698,360
For the years ended December 31, 2014 and 2013, the Plan’s investments, including investments purchased and sold, as well as held during the year (depreciated) appreciated in fair value as follows:

	For the Years Ended December 31,
	2014	2013
Univest Corporation of Pennsylvania common stock	$(119,244)	$779,875
Federated Total Return Bond Fund	14,746	(51,552)
Pooled separate accounts*	1,902,891	5,188,793
	$1,798,393	$5,917,116
* Includes appreciation for the stable value fund of $10,515 and $12,469 during 2014 and 2013, respectively.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Stable Value Fund
The Plan invests in the John Hancock Stable Value Fund which is a collective investment trust fund sponsored by John Hancock. The fund’s primary investment objectives are to preserve principal, maintain a competitive interest rate, and provide daily liquidity at contract value for plan-permitted, participant-directed withdrawals. The fund invests primarily in diversified fixed-income mutual funds and separately managed bond accounts run by investment subsidiaries of John Hancock, and in contract value stabilizing agreements offered by high-quality financial institutions. The stabilizing agreements are designed to offset price fluctuations associated with fixed-income investments by smoothing the effect of any gains or losses on the assets and to offer participants daily liquidity at contract value. Contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustment for withdrawals.
Crediting rates on contracts are net of fees to the provider. The calculation of the crediting rate incorporates the book value, market value, duration, and current market yield rates of assets held. Interest crediting rates are typically reset monthly; however, under certain circumstances (such as during periods of high market volatility, unexpected cash in-flows or unexpected withdrawals), it may be reset more frequently. Under the terms of the contract, the crediting rate will not be less than 0%. Periodic resets of the crediting rate may be affected by, among other things, i) changes in the market value of assets, (ii) income, gains and losses with respect to assets, (iii) fees and expenses incurred in asset management and the operation of related accounts or contracts, (iv) the timing and amount of cash in-flows and withdrawals, and (v) the terms and conditions of relevant benefit responsive contracts. For 2014, the average yield for the stable value fund was 1.81% and the crediting interest rate was 2.29%. For 2013, the average yield for the stable value fund was 1.91% and the crediting interest rate was 2.27%.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The stable value fund is expected to have a constant contract value of $1.00, although there is no assurance that it will remain constant at $1.00. The fund’s trust agreement provides that withdrawals for purposes other than normal benefit payments or plan permitted investment option transfers are subject to either up to a 12-month hold or a market value adjustment, as elected by the Plan Sponsor. These events may include, but are not limited to, the following: mergers, layoffs, plan termination, implementation of early retirement incentive programs or other events within the control of the Plan Sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the contract.
In addition, a breach of material obligation under a stability agreement entered into by the stable value fund could cause John Hancock or the stability provider to terminate the contract. Most stabilizing agreements entered into by the stable value fund also may be terminated by the stability provider due to adverse changes in applicable laws, regulations or accounting treatment. Replacement stabilizing agreements may not be available and participants may experience losses if the market value of the separate account assets no longer covered by the stabilizing agreement is below contract value.
At December 31, 2014, the Plan Sponsor believes the occurrence of an event that would limit the ability of the stable value fund to transact at contract value with the participants in the fund is not probable.

(4)    Fair Value Disclosure
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Plan determines the fair value of its financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions that the Plan believes a market participant would use in pricing the asset or liability based on the best information available in the circumstances, including assumptions about risk. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

•
Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Common stock is valued at the closing price reported on the active market on which the individual securities are traded. The common stock is classified in Level 1 in the fair value hierarchy.
The Federated Total Return Bond Fund is a registered investment company, which is valued at the NAV of shares on a market exchange at the end of the trading day. The Federated Total Return Bond Fund is classified in Level 1 in the fair value hierarchy.
The Plan had $33,337,789 and $30,991,826 of investments in participation units held in pooled separate accounts through sub-accounts of an insurance company at December 31, 2014 and 2013, respectively. The Plan has concluded that the NAV as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted NAV under agreements with the insurance company, except for the stable value fund for which contract value is generally the amount participants would receive for plan-permitted, participant-directed withdrawals. The underlying investments in the stable value fund are valued using Level 2 pricing inputs, therefore the stable value fund is classified in Level 2 in the fair value hierarchy. Pooled separate accounts are classified in Level 2 in the fair value hierarchy.
However, it is possible that the redemption rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in market conditions, liquidity requirements, and the economic environment may significantly affect the NAV of the pooled separate accounts and, consequently, the fair value of the Plan’s investments.
The methods described previously may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following table presents the fair value of the Plan’s investments at December 31, 2014 and 2013, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2014
	Level 1	Level 2	Total
Investments:
Cash	$46,992	$—	$46,992
Univest Corporation of Pennsylvania common stock	3,917,533	—	3,917,533
Federated Total Return Bond Fund	1,037,496	—	1,037,496
Pooled separate accounts:
Conservative (a)	—	834,338	834,338
Income (b)	—	2,040,858	2,040,858
Growth and income (c)	—	10,260,308	10,260,308
Growth (d)	—	11,559,553	11,559,553
Aggressive growth (e)	—	5,824,607	5,824,607
Target date (f)	—	2,818,125	2,818,125
Total pooled separate accounts	—	33,337,789	33,337,789
Total investments	$5,002,021	$33,337,789	$38,339,810

	Fair value measurements at December 31, 2013
	Level 1	Level 2	Total
Investments:
Cash	$60,213	$—	$60,213
Univest Corporation of Pennsylvania common stock	4,515,478	—	4,515,478
Federated Total Return Bond Fund	1,058,751	—	1,058,751
Pooled separate accounts:
Conservative (a)	—	861,496	861,496
Income (b)	—	2,122,225	2,122,225
Growth and income (c)	—	9,718,491	9,718,491
Growth (d)	—	10,008,991	10,008,991
Aggressive growth (e)	—	5,687,161	5,687,161
Target date (f)	—	2,593,462	2,593,462
Total pooled separate accounts	—	30,991,826	30,991,826
Total investments	$5,634,442	$30,991,826	$36,626,268

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

a)
Conservative - the safety of principal is the primary objective and may have a secondary objective of income from exposure to short-term securities or certain types of fixed contracts and money markets. This category is comprised of the stable value fund investment.

b)
Income - a high level of current income is sought by broadly investing in fixed-income securities through various sectors of the bond market and gaining exposure to various types of credit and interest rate risk.

c)	Growth and Income - seeks a balance between a high level of income and the growth of capital, with a higher degree of emphasis on growth from exposure to various equity allocations.

d)
Growth - pursues capital appreciation foremost by investing in equity securities across domestic and international markets and across certain market capitalizations; may be exposed to all market risks.

e)
Aggressive Growth - rapid growth and appreciation are the key objectives by utilizing domestic, international or emerging country equity markets and market capitalizations, including heavier concentrations or through riskier techniques than core growth strategies.

f)
Target Date - model portfolios designed to provide a balance of growth, income and capital conservation through a mix of equity and fixed-income exposures based on a participant’s age and projected retirement date, adjusting asset allocations and associated risk levels with the objective of becoming more conservative as the target date approaches.

(5)    Parties-in-Interest Transactions
At December 31, 2014 and 2013, the Plan had an interest-bearing deposit account with the Bank with a balance of $46,992 and $53,442, respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2014 and 2013, the Plan held 193,554 and 218,350 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $3,917,533 and $4,515,478, respectively.
The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.
The Plan has investments in participation units held in pooled separate accounts through sub-accounts of John Hancock. John Hancock provides services to the Plan as the custodian and record keeper; therefore, these investments and transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan also had an interest-bearing cash account with John Hancock with a balance of $0 and $6,671, respectively.

(6)    Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(7)    Risks and Uncertainties
The Plan has holdings in various investments including common stock of the Corporation, a registered investment company bond fund, and pooled separate accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statement of net assets available for benefits.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 expected to be filed for 2014:

	At December 31,	At December 31,
	2014	2013
Net assets available for benefits per financial statements	$38,396,720	$36,707,503
Adjustment from contract value to fair value for interest in stable value fund relating to fully benefit-responsive investment contract	11,601	7,769
Net assets available for benefits per Form 5500	$38,408,321	$36,715,272
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500 expected to be filed for 2014:

For the Year Ended
December 31, 2014
Net increase in assets available for benefits per financial statements	$1,689,217
Adjustment from contract value to fair value for interest in stable value fund relating to fully benefit-responsive investment contract	3,832
Net increase in net assets available for benefits per Form 5500	$1,693,049

(9)    Subsequent Events
On January 1, 2015, the Corporation completed the acquisition of Valley Green Bank. The Corporation merged the assets of the Valley Green Bank 401(k) Profit Sharing Plan of $2,860,038 into the Plan during the first quarter of 2015. The assets included the transfer of existing participant loan balances totaling $108,507 with interest rates of 4.25% and maturity dates ranging from 2017 through 2019.
To conform to the requirements of the current IRS remedial amendment cycle, the Plan was amended and restated in its entirety, effective April 1, 2015.  Several discretionary changes were made in conjunction with the restatement, including the addition of “in-plan Roth rollover” provisions which allow participants to convert vested pre-tax accounts to after-tax Roth accounts by direct rollover within the Plan, in accordance with Section 402A(c)(4)(E) of the Internal Revenue Code. In addition, the definition of eligible compensation was clarified to reduce the risk of compliance related issues. Neither the restatement, in general, nor any of the discretionary amendments is expected to have a significant impact on the Plan's financial statements.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2014

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*Univest Corporation of Pennsylvania:
*Univest Bank and Trust Co. cash - money market account			**	$46,992
*Univest Corporation of Pennsylvania common stock	193,554	Shares of common stock	**	3,917,533
*Federated Total Return Bond Fund	93,976	Registered investment companies units	**	1,037,496

*John Hancock Life Insurance Company (U.S.A.):
*John Hancock Pooled Separate Accounts:
John Hancock Retirement Living Through 2055 - Active Strategies	283	Pooled separate account sub-account units	**	2,975
John Hancock Retirement Living Through 2050 - Active Strategies	7,236	Pooled separate account sub-account units	**	95,968
John Hancock Retirement Living Through 2045 - Active Strategies	30,754	Pooled separate account sub-account units	**	475,262
John Hancock Retirement Living Through 2040 - Active Strategies	22,879	Pooled separate account sub-account units	**	353,885
John Hancock Retirement Living Through 2035 - Active Strategies	20,197	Pooled separate account sub-account units	**	311,928
John Hancock Retirement Living Through 2030 - Active Strategies	34,520	Pooled separate account sub-account units	**	522,904
John Hancock Retirement Living Through 2025 - Active Strategies	29,047	Pooled separate account sub-account units	**	437,460
John Hancock Retirement Living Through 2020 - Active Strategies	35,096	Pooled separate account sub-account units	**	527,418
John Hancock Retirement Living Through 2015 - Active Strategies	4,399	Pooled separate account sub-account units	**	65,386
John Hancock Retirement Living Through 2010 - Active Strategies	1,683	Pooled separate account sub-account units	**	24,940
John Hancock Lifestyle Aggressive - Active Strategies	2,385	Pooled separate account sub-account units	**	1,132,627
John Hancock Lifestyle Growth - Active Strategies	12,111	Pooled separate account sub-account units	**	5,491,509
John Hancock Lifestyle Balanced - Active Strategies	13,862	Pooled separate account sub-account units	**	4,287,471
John Hancock Lifestyle Moderate - Active Strategies	5,835	Pooled separate account sub-account units	**	1,370,859
John Hancock Lifestyle Conservative - Active Strategies	2,391	Pooled separate account sub-account units	**	592,061
John Hancock Royce Opportunity Fund	8,039	Pooled separate account sub-account units	**	240,281
John Hancock Vanguard Energy Fund	4,160	Pooled separate account sub-account units	**	385,978
John Hancock Vanguard Small Cap Growth Index Fund	4,471	Pooled separate account sub-account units	**	159,762
John Hancock Oppenheimer Developing Markets Fund	5,289	Pooled separate account sub-account units	**	368,378
John Hancock International Equity Index Fund	2,982	Pooled separate account sub-account units	**	53,967
John Hancock DFA US Small Cap Fund	24,755	Pooled separate account sub-account units	**	1,011,739
John Hancock Small Cap Index Fund	966	Pooled separate account sub-account units	**	31,388
John Hancock Franklin Small-Mid Cap Growth Fund	770	Pooled separate account sub-account units	**	59,263
John Hancock EuroPacific Growth Fund	8,993	Pooled separate account sub-account units	**	606,999
John Hancock Invesco Small Cap Growth Fund	5,272	Pooled separate account sub-account units	**	231,620
John Hancock American Century Heritage Fund	14,299	Pooled separate account sub-account units	**	458,030
John Hancock Vanguard Mid-Cap Growth ETF	6,309	Pooled separate account sub-account units	**	73,218
John Hancock International Small Cap Fund	120	Pooled separate account sub-account units	**	4,465
John Hancock Real Estate Securities Fund	6,375	Pooled separate account sub-account units	**	533,575
John Hancock T. Rowe Price Health Sciences Fund	4,082	Pooled separate account sub-account units	**	429,754
John Hancock Financial Industries Fund	1,844	Pooled separate account sub-account units	**	43,563
John Hancock Vanguard Small Cap Value Index Fund	6,529	Pooled separate account sub-account units	**	191,329
John Hancock Mid Cap Index Fund	15,341	Pooled separate account sub-account units	**	643,350
John Hancock Invesco International Growth Fund	2,022	Pooled separate account sub-account units	**	40,493
John Hancock Disciplined Value Fund	46,530	Pooled separate account sub-account units	**	1,081,746
(continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2014

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
John Hancock Blue Chip Growth Fund	41,431	Pooled separate account sub-account units	**	1,931,145
John Hancock Vanguard Mid-Cap Value ETF	8,689	Pooled separate account sub-account units	**	101,948
John Hancock Mid Value Fund	13,583	Pooled separate account sub-account units	**	377,163
John Hancock Vanguard Growth Index Fund	10,243	Pooled separate account sub-account units	**	580,605
John Hancock Total Stock Market Index Fund	20,774	Pooled separate account sub-account units	**	497,059
John Hancock Utilities Fund	16,750	Pooled separate account sub-account units	**	623,206
John Hancock Vanguard Value Index Fund	14,210	Pooled separate account sub-account units	**	554,769
John Hancock 500 Index Fund	643	Pooled separate account sub-account units	**	808,662
John Hancock Franklin Mutual Global Discovery Fund	9,761	Pooled separate account sub-account units	**	981,002
John Hancock Washington Mutual Investors Fund	18,214	Pooled separate account sub-account units	**	1,152,321
John Hancock American Balanced Fund	11,628	Pooled separate account sub-account units	**	425,227
John Hancock PIMCO All Asset Fund	4,702	Pooled separate account sub-account units	**	104,664
John Hancock Fundamental Large Cap Value Fund	3,432	Pooled separate account sub-account units	**	575,332
John Hancock High Yield Fund	6,169	Pooled separate account sub-account units	**	210,033
John Hancock PIMCO Global Bond Fund	7,805	Pooled separate account sub-account units	**	144,644
John Hancock PIMCO Real Return Fund	12,099	Pooled separate account sub-account units	**	236,278
John Hancock PIMCO Total Return Fund	33,979	Pooled separate account sub-account units	**	857,842
John Hancock Stable Value Fund	612,109	Pooled separate account sub-account units	**	834,338
Total John Hancock Pooled Separate Accounts			**	33,337,789
Total investments			**	38,339,810
*Note receivable from participant	November 30, 2017 maturity date; 4.25% interest rate		—	18,119
Total investments and note receivable from participant				$38,357,929

Note: Current value for note receivable from participant represents unpaid principal balance plus any accrued but unpaid interest.
*Indicates party in interest to the Plan.
**Cost is not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

DEFERRED SALARY SAVINGS PLAN COMMITTEE

By:	/s/ R. Lee Delp
R. Lee Delp, Trustee

June 29, 2015

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm